SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 4, 2015

I. Date, Time and Place: September 04, 2015, at 06:30 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 07 – Board of Directors’ Meeting Room, Jardim Aeroporto, São Paulo (“Company”). II. Attendance: All the members of the Board of Directors of the Company. III. Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting, who invited me, Claudia Karpat, to act as secretary of the meeting. IV. Calling: Waived, due to the attendance of all the members of the Board of Directors. V. Agenda: To confirm the approval of the increase in the capital stock of the Company. VI. Resolutions: After the necessary explanations were provided, by unanimous decision, the increase in the capital stock of the Company approved at the Board of Directors’ Meeting held on July 14, 2015 (“Capital Increase”) was fully confirmed, having in consideration the subscription and payment of all the sixty-four million, sixty-five thousand, six hundred and eleven (64,065,611) preferred shares issued in the Capital Increase, with due regard to the terms and conditions provided for in the Notices to the Shareholders published on July 14, 2015, August 14, 2015 and August 25, 2015. As a result of the foregoing approval, and upon subscription and payment of the total amount of four hundred and sixty-one million, two hundred and seventy-two thousand, three hundred and ninety-nine reais and twenty cents (R$461,272,399.20), within the scope of the Capital Increase, the capital stock of the Company shall hereinafter be of three billion, eighty million, one hundred and nine thousand, five hundred and thirty-three reais and seventy cents (R$ 3,080,109,533.70), made up of five billion, thirty-five million, thirty-seven thousand, one hundred and forty (5,035,037,140) common shares and two hundred and three million, three hundred and eighty-three thousand, nine hundred and sixty-eight (203,383,968) preferred shares. The shares now issued are identical to those already existing and shall be entitled to the same rights attached to the other shares of the same kind, including receipt of dividends, as from this date .VII. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was suspended for time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures. Presiding Board: Constantino de Oliveira Junior – Chairman; Claudia Karpat – Secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Henrique Constantino, Ricardo Constantino, Joaquim Constantino Neto, Edward H. Bastian, Antonio Kandir, Luiz Kaufmann and Richard Freeman Lark Jr. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, September 04, 2015.

____________________________________ Constantino de Oliveira Junior Chairman	____________________________________ Claudia Karpat Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.